Filed by Global Net Lease, Inc.

Commission File No. 001-37390

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Global Net Lease, Inc.

Commission File No. 001-37390

The following is a press release that GNL issued today. The press release was attached as Exhibit 99.1 to GNL’s Current Report on Form 8-K filed today.

FOR IMMEDIATE RELEASE

Global Net Lease Announces Operating Results for Third Quarter 2016

New York, November 9, 2016 – Global Net Lease, Inc. (NYSE: GNL) (“GNL” or the “Company”), a real estate investment trust focused on acquiring and managing a diversified portfolio of single tenant net lease commercial properties in the U.S. and Western Europe, announced today its financial and operating results for the quarter ended September 30, 2016.

Company Highlights

Merger Transaction

•	On August 8th, the Company announced a plan to acquire American Realty Capital Global Trust II, Inc. (“Global Trust II”), a REIT with a complimentary portfolio of $620 million of high-quality global net lease assets, based on purchase price

o	Fixed exchange ratio: Each share of Global Trust II’s common stock will be converted into the right to receive 2.27 shares of common stock of GNL

o	Transaction creates premier global net lease real estate investment trust, with an expected enterprise value of approximately $3.0 billion

o	Best in class global portfolio of single tenant net lease real estate properties with 100% occupancy, 70% investment grade tenants, 10.5 years of remaining lease term, located in the US and Western Europe

Asset Recycling Program Results to Date

•	Since the beginning of the third quarter, the Company closed on the sale of 30 properties; 3 properties in the third quarter, and 27 additional properties subsequent to quarter-end, bringing total proceeds to $58.4 million at an average cash cap rate of 6.55%.

Third Quarter 2016 Operating Results

•	Net Income attributable to stockholders of $8.9 million, or $0.05 per share, a year-over-year increase of 64.6%

•	Net Operating Income (“NOI”) of $49.1 million, a year-over-year increase of 4.6%

•	NAREIT defined Funds from Operations (“FFO”) of $30.9 million, or $0.18 per share

•	Core Funds from Operations (“Core-FFO”) of $33.4 million, or $0.20 per share

•	Adjusted Funds from Operations (“AFFO”) of $33.1 million, or $0.20 per share, a year-over-year increase of 15.7%

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•	Rental Income of $50.8 million, a year over year increase of 6.1%

•	Payout Ratio of 90.0%, based on our annualized third quarter AFFO

Scott Bowman, Chief Executive Officer and President of GNL, commented, “We are pleased to have announced in this quarter our proposed acquisition of Global Trust II, a strategically important transaction for GNL that accelerates our plan to increase the scale and diversification of our best in class portfolio. Operationally, we had another strong quarter, where despite volatility in global currency markets, GNL delivered strong results driven by our high quality single tenant net lease real estate portfolio.”

Investment Activity and Property Portfolio

During the third quarter, the Company sold 3 properties for approximately $13.9 million at an average cash cap rate of 6.6%. Subsequent to quarter-end, the Company closed the sale of an additional 27 properties for approximately $44.5 million at an average cash cap rate of 6.54%, bringing to 30 the total properties sold since the beginning of the third quarter, generating total proceeds of $58.4 million at an average cash cap rate of 6.55%.

As of September 30, 2016, the Company’s diversified property portfolio consisted of 326 net lease properties located in 5 countries and comprising 18.6 million total square feet leased to 86 tenants across 32 industries. The real estate portfolio metrics include:

•	100% Occupancy
•	Weighted average remaining portfolio lease term of 10.5 years
•	90.1% of portfolio NOI with contractual rent increases
•	70.4% of NOI derived from investment grade rated or implied investment grade rated tenants
•	60.5% U.S. and 39.5% Europe (based on NOI)
•	53% Office, 31% Industrial / Distribution and 16% Retail (based on an annualized NOI and on foreign currency exchange rates as of September 30, 2016)

“GNL was built on the foundation of a high quality portfolio of single tenant net lease assets. We are well on our way to completing our planned asset recycling program and, to date, we have sold 30 properties, generating $58.4 million of proceeds at an average cash cap rate of 6.55%. Our asset recycling program is focused on fine tuning our portfolio concentrations as part of GNL’s continued effort to build and manage a best-in-class portfolio.” said Mr. Bowman.

Capital Structure and Liquidity Resources

As of September 30, 2016, the Company had $50.3 million of cash and cash equivalents and $69.0 million available under its revolving credit facility based on foreign exchange rates as of September 30, 2016. The Company’s net debt to enterprise value was 44.8% with an enterprise value of $2.5 billion based on the September 30, 2016 closing share price of $8.16, and total combined net debt of $1.1 billion at quarter-end, including $508.5 million of outstanding mortgage debt.

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The Company continues to focus on enhancing its balance sheet. The Company’s annualized net debt to adjusted EBITDA ratio moved favorably to 6.6x in the third quarter from 6.7x in the second quarter.

As of September 30, 2016, the Company’s total combined debt had a weighted average interest rate cost of 2.7%, consisting of approximately 63% fixed rate1 and 37% floating rate debt, resulting in an interest coverage ratio2 of 5.3 times.

“We remain focused on managing our balance sheet, improving our debt metrics, and strengthening our liquidity position, all intended to position the company for long term success. Our strong balance sheet is highlighted by our net debt to enterprise value of 44.8% and is further reflected by an interest coverage ratio of 5.3 times and net debt to EBITDA ratio of 6.6 times, as of the end of the quarter.” said Tim Salvemini, Chief Financial Officer of GNL.

Conference Call

GNL will host a conference call on November 10, 2016 at 11:00 a.m. ET to discuss financial and operating results for the third quarter 2016.

Dial-in instructions for the conference call and the replay are outlined below. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties through the GNL website, www.globalnetlease.com, in the “Investor Relations” section.

To listen to the live call, please go to GNL's “Investor Relations” section of the website at least 15 minutes prior to the start of the call to register and download any necessary audio software. For those who are not able to listen to the live broadcast, a replay will be available shortly after the call on the GNL website at www.globalnetlease.com.

Conference Call Details

Live Call

Dial-In (Toll Free): 1-888-317-6003

International Dial In (Toll Free): 1-412-317-6061

Canada Dial In (Toll Free): 1-866-284-3684

Participant Elite Entry Number: 2624116

____________________________

1 Inclusive of floating rate debt with in place rate hedges allowing debt to effectively act as fixed.

2 The interest coverage ratio is calculated by dividing adjusted EBITDA by cash paid for interest (interest expense less non-cash portion of interest expense) as of the quarter ended September 30, 2016.

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Conference Replay*

Domestic Dial In (Toll Free): 1-877-344-7529

International Dial In (Toll Free): 1-412-317-0088

Canada Dial In (Toll Free): 1-855-669-9658

Conference Number: 10096192

*Available one hour after the end of the conference call through February 10, 2017.

(Participants will be required to state their name and company upon entering call.)

Supplemental Schedules

The Company will file supplemental information packages with the Securities and Exchange Commission (the “SEC”) to provide additional disclosure and financial information. Once posted, the supplemental package can be found under the “Presentations” tab in the Investor Relations section of GNL’s website at www.globalnetlease.com and on the SEC website at www.sec.gov.

About Global Net Lease, Inc.

Global Net Lease, Inc. (NYSE: GNL) is a publicly traded real estate investment trust listed on the NYSE focused on acquiring and managing a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical, income producing, net-leased assets across the United States, Western and Northern Europe. Additional information about GNL can be found on its website at www.globalnetlease.com.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. Forward-looking statements may include, but are not limited to, statements regarding stockholder liquidity and investment value and returns. The words "anticipates," "believes," "expects," "estimates," "projects," "plans," "intends," "may," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those contemplated by such forward-looking statements, including but not limited to, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, other statements that are not historical facts, those set forth in the Risk Factors section of GNL’s most recent annual report on Form 10-K filed for the year ended December 31, 2015 with the SEC on February 29, 2016, and quarterly report on Form 10-Q for the quarter ended June 30, 2016, filed on August 8, 2016, and in future filings with the SEC. Further, forward-looking statements speak only as of the date they are made, and GNL undertakes no obligation to update or reverse any forward-looking statement to reflect changed assumptions, the occurrence of unanticipated events on changes to future operating results, unless required to do so by law.

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The discussion regarding 2016 AFFO per share guidance includes estimated projections of future operating results. These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results; the projections were prepared in good faith by management and are based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described under “Risk Factors” section of the Company’s Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and “Forward-Looking Statements.” The projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the estimates. Accordingly, there can be no assurance that the estimates will be realized.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.

GNL and Global II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies’ stockholders in respect of the proposed transaction. Information regarding GNL’s directors and executive officers can be found in GNL’s definitive proxy statement filed with the SEC on April 29, 2016. Information regarding Global II’s directors and executive officers can be found in Global II’s definitive proxy statement filed with the SEC on April 29, 2016.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and may be included in other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from GNL and Global II, as applicable, using the sources indicated above.

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Contacts

Media Inquiries:	Investor Inquiries:
Tim Cifelli President DDCworks tcifelli@ddcworks.com (484-342-3600)	Matthew Furbish Vice President Investor Relations mfurbish@globalnetlease.com (212-415-6500)	Scott J. Bowman Chief Executive Officer Global Net Lease, Inc. sbowman@globalnetlease.com (212-415-6500)

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Global Net Lease, Inc.
Consolidated Balance Sheets (Unaudited)
(in thousands, except share and per share data)

	September 30, 2016	December 31, 2015
Assets
Real estate investments, at cost:
Land	$327,548	$341,911
Buildings, fixtures and improvements	1,633,826	1,685,919
Construction in progress	-	180
Acquired intangible lease assets	496,907	518,294
Total real estate investments, at cost	2,458,281	2,546,304
Less accumulated depreciation and amortization	(199,130)	(133,329)
Total real estate investments, net	2,259,151	2,412,975
Cash and cash equivalents	50,273	69,938
Restricted cash	3,660	3,319
Derivatives, at fair value	4,996	5,812
Unbilled straight line rent	29,588	23,048
Prepaid expenses and other assets	17,103	15,345
Due from related parties	16	136
Deferred tax assets	2,565	2,552
Goodwill and other intangible assets, net	3,071	2,988
Assets held for sale, net	31,984	-
Deferred financing costs, net	3,816	4,409
Total Assets	$2,406,223	$2,540,522

Liabilities and Equity
Mortgage notes payable, net of deferred financing costs	$502,808	$524,262
Mortgage premium, net	315	676
Credit facility	671,023	717,286
Below-market lease liabilities, net	25,669	27,978
Derivatives, at fair value	16,093	6,028
Due to related parties	680	399
Accounts payable and accrued expenses	17,058	18,659
Prepaid rent	14,040	15,491
Deferred tax liability	4,113	4,016
Taxes payable	3,596	5,201
Dividends payable	30	407
Total liabilities	1,255,425	1,320,403

Commitments and contingencies

Equity:
Preferred stock, $0.01 par value, 50,000,000 authorized, none issued and outstanding	-	-
Common stock, $0.01 par value, 300,000,000 shares authorized, 170,242,113 and 168,936,633 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively	1,705	1,692
Additional paid-in capital	1,488,996	1,480,162
Accumulated other comprehensive loss	(15,259)	(3,649)
Accumulated deficit	(331,754)	(272,812)
Total stockholders' equity	1,143,688	1,205,393
Non-controlling interest	7,110	14,726
Total equity	1,150,798	1,220,119
Total liabilities and equity	$2,406,223	$2,540,522

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Global Net Lease, Inc.
Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share data)

	Three Months Ended
	September 30, 2016	December 31, 2015	September 30, 2015
Revenues:
Rental income	$50,756	$52,118	$47,836
Operating expense reimbursements	2,495	3,925	2,416
Total revenues	53,251	56,043	50,252

Expenses:
Property operating	4,201	7,389	3,329
Operating fees to related parties	4,862	4,956	4,902
Acquisition and transaction related	2,479	76	4,680
Listing fees	-	150	-
Change in fair value of listing note	-	(3,380)	(1,050)
General and administrative	1,714	1,537	2,040
Equity based compensation	1,293	(90)	1,917
Depreciation and amortization	23,482	23,918	22,949
Total expenses	38,031	34,556	38,767
Operating income	15,220	21,487	11,485

Other income (expense):
Interest expense	(8,914)	(10,065)	(9,041)
Income from investments	-	-	8
Realized losses on investments securities	-	-	(66)
Gains on dispositions of real estate investments	1,320	-	-
Gains on derivative instruments	375	1,150	2,310
Unrealized gains on undesignated foreign currency advances and other hedge ineffectivenes	1,459	2,679	1,505
Unrealized losses on non-functional foreign currency advances not designated as net investment hedges	-	(623)	-
Other income (expense)	4	64	(10)
Total other expense, net	(5,756)	(6,795)	(5,294)
Net income before income taxes	9,464	14,692	6,191
Income taxes expense	(448)	(2,243)	(703)
Net income	9,016	12,449	5,488
Non-controlling interest	(73)	(137)	(56)
Net income attributable to stockholders	$8,943	$12,312	$5,432

Basic and Diluted Earnings Per Share:
Basic and diluted net income per share attributable to stockholders	$0.05	$0.07	$0.03
Basic and diluted weighted average shares outstanding	169,390,187	168,936,633	168,948,345

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Global Net Lease, Inc.
Quarterly Reconciliation of Non-GAAP Measures (Unaudited)
(in thousands)

	Three Months Ended
	September 30, 2016	December 31, 2015	September 30, 2015

Net income attributable to stockholders (in accordance with GAAP)	$8,943	$12,312	$5,432
Depreciation and amortization	23,482	23,918	22,949
Gains on dispositions of real estate investments	(1,320)	-	-
Proportionate share of adjustments for non-controlling interest to arrive at FFO	(182)	(253)	(243)
FFO (as defined by NAREIT) attributable to stockholders	30,923	35,977	28,138

Acquisition and transaction fees (1)	2,479	76	4,680
Listing fees	-	150	-
Change in fair value of listing note	-	(3,380)	(1,050)
Proportionate share of adjustments for non-controlling interest to arrive at Core FFO	(20)	33	(38)
Core FFO	33,382	32,856	31,730

Non-cash equity based compensation	1,293	(90)	1,917
Non-cash portion of interest expense	951	2,365	2,306
Non-recurring general and administrative expenses (2)	-	302	-
Straight-line rent	(2,536)	(3,236)	(3,697)
Amortization of above- and below-market leases and ground lease assets and liabilities, net	(58)	(52)	94
Realized losses on investment securities	-	-	66
Eliminate unrealized losses (gains) on foreign currency transactions (3)	1,606	(1,903)	(2,255)
Unrealized gains on undesignated foreign currency advances and other hedge ineffectiveness	(1,459)	(2,679)	(1,505)
Unrealized losses on non-functional foreign currency advances not designated as net investment hedges	-	623	-
Amortization of mortgage premium	(121)	(122)	(123)
Proportionate share of adjustments for non-controlling interest to arrive at AFFO	3	51	35
AFFO	$33,061	$28,115	$28,568

(1)	For the three months ended September 30, 2016, merger related costs are $2.5 million. There were no merger related costs for the three months ended December 31, 2015 and September 30, 2015.

(2)	Represents our estimate of non-recurring internal audit service fees associated with our SOX readiness efforts and other non-recurring charges.

(3)	Effective January 1, 2016, we eliminate unrealized losses (gains) on foreign currency transactions in deriving at AFFO. As a result of this change, we revised the prior period amounts in our reconciliation of AFFO. AFFO for three months ended December 31, 2015 and September 30, 2015 were previously reported as $30,187 and $31,163, respectively, when not adjusting for the unrealized losses (gains) on foreign currency transactions of $(1,903) and $(2,255) for each of these respective periods.

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Global Net Lease, Inc.
Quarterly Reconciliation of Non-GAAP Measures (Unaudited)
(in thousands)

	Three Months Ended
	September 30, 2016	December 31, 2015	September 30, 2015
Adjusted EBITDA
Net income	$9,016	$12,449	$5,488
Depreciation and amortization	23,482	23,918	22,949
Interest expense	8,914	10,065	9,041
Income tax expense	448	2,243	703
Acquisition and transaction related	2,479	76	4,680
Income from investments	-	-	(8)
Realized losses on investment securities	-	-	66
Gains on disposition of real estate investments	(1,320)	-	-
Gains on derivative instruments	(375)	(1,150)	(2,310)
Unrealized (gains) losses on undesignated foreign currency advances and other hedge ineffectiveness	(1,459)	(2,679)	(1,505)
Unrealized losses on non-functional foreign currency advances not designated as net investment hedges	-	623	-
Listing fees	-	150	-
Change in FV of Listing Note	-	(3,380)	(1,050)
Equity based compensation	1,293	(90)	1,917
Other (income) expense	(4)	(64)	10
Adjusted EBITDA	$42,474	$42,161	$39,981

Net Operating Income (NOI)
Operating fees to related parties	4,862	4,956	4,902
General and administrative (1)	1,714	1,537	2,040
NOI	$49,050	$48,654	$46,923

(1)	For the three months ended September 30, 2015, we made certain reclassifications to amounts previously presented from property operating to general and administrative of $26 to conform to current period presentation. As a result, our previously reported NOI of $46,897 for the three months ended September 30, 2015 was adjusted.

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Non-GAAP Financial Measures

These non-GAAP financial measures are not intended as alternative measures of operating results or cash flow from operations as determined in accordance with Generally Accepted Accounting Principles ("GAAP"). Funds from Operations ("FFO"), Core Funds from Operations (“Core FFO”) and Adjusted Funds from Operations (“AFFO”) are calculated using inputs which are computed in accordance with GAAP.

Funds from Operations, Core Funds from Operations and Adjusted Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

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We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the "White Paper"). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT's definition. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, and straight-line amortization of intangibles, which implies that the value of a real estate asset diminishes predictably over time, especially if not adequately maintained or repaired and renovated as required by relevant circumstances or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation and certain other items may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, among other things, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO, Core FFO and AFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO, Core FFO and AFFO measures and the adjustments to GAAP in calculating FFO, Core FFO and AFFO. Other REITs may not define FFO in accordance with the current NAREIT definition (as we do) or may interpret the current NAREIT definition differently than we do and/or calculate Core FFO and/or AFFO differently than we do. Consequently, our presentation of FFO, Core FFO and AFFO may not be comparable to other similarly titled measures presented by other REITs.

We consider FFO, Core FFO and AFFO useful indicators of our performance. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), FFO facilitates comparisons of operating performance between periods and between other REITs in our peer group.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses.

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Core FFO is FFO, excluding acquisition and transaction related costs as well as certain other costs that are considered to be non-core, such as charges relating to the Listing Note and listing related fees. The purchase of properties, and the corresponding expenses associated with that process, is a key operational feature of our business plan to generate operational income and cash flows in order to make dividend payments to stockholders. In evaluating investments in real estate, we differentiate the costs to acquire the investment from the operations derived from the investment. By excluding expensed acquisition and transaction related costs as well as non-core costs, we believe Core FFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties.

We exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. These items include early extinguishment of debt and unrealized gains and losses, which may not ultimately be realized, such as gains or losses on derivative instruments, gains and losses on foreign currency transactions, and gains and losses on investments. In addition, by excluding non-cash income and expense items such as amortization of above-market and below-market leases intangibles, amortization of deferred financing costs, straight-line rent and equity-based compensation from AFFO, we believe we provide useful information regarding income and expense items which have a direct impact on our ongoing operating performance. We also include the realized gains or losses on foreign currency exchange contracts for AFFO as such items are part of our ongoing operations and affect the current operating performance of the company. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our ongoing operating performance without the impacts of transactions that are not related to the ongoing profitability of our portfolio of properties. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies. However, AFFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Investors are cautioned that AFFO should only be used to assess the sustainability of our operating performance excluding these activities, as it excludes certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

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In calculating AFFO, we exclude certain expenses, which under GAAP are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us, and therefore such funds will not be available to distribute to investors. All paid and accrued merger, acquisition and transaction related fees and certain other expenses negatively impact our operating performance during the period in which expenses are incurred or properties are acquired will also have negative effects on returns to investors, the ability to fund dividends or distributions in the future, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property and certain other expenses. AFFO that excludes such costs and expenses would only be comparable to companies that did not have such activities. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments as items which are unrealized and may not ultimately be realized. We view both gains and losses from fair value adjustments as items which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Excluding income and expense items detailed above from our calculation of AFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe AFFO provides useful supplemental information.

As a result, we believe that the use of FFO, Core FFO and AFFO, together with the required GAAP presentations, provide a more complete understanding of our performance relative to our peers and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization, and Net Operating Income

We believe that earnings before interest, taxes, depreciation and amortization adjusted for acquisition and transaction-related expenses, other non-cash items and including our pro-rata share from unconsolidated joint ventures ("Adjusted EBITDA") is an appropriate measure of our ability to incur and service debt. Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of our liquidity or as an alternative to net income as an indicator of our operating activities. Other REITs may calculate Adjusted EBITDA differently and our calculation should not be compared to that of other REITs. Net operating income ("NOI") is a non-GAAP financial measure equal to net income (loss), the most directly comparable GAAP financial measure, less discontinued operations, interest, other income and income from preferred equity investments and investment securities, plus corporate general and administrative expense, acquisition and transaction-related expenses, depreciation and amortization, other non-cash expenses and interest expense. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level. Therefore, we believe NOI is a useful measure for evaluating the operating performance of our real estate assets and to make decisions about resource allocations. Further, we believe NOI is useful to investors as a performance measure because, when compared across periods, NOI reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition activity on an unlevered basis, providing perspective not immediately apparent from net income. NOI excludes certain components from net income in order to provide results that are more closely related to a property's results of operations. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. In addition, depreciation and amortization, because of historical cost accounting and useful life estimates, may distort operating performance at the property level. NOI presented by us may not be comparable to NOI reported by other REITs that define NOI differently. We believe that in order to facilitate a clear understanding of our operating results, NOI should be examined in conjunction with net income (loss) as presented in our consolidated financial statements. NOI should not be considered as an alternative to net income (loss) as an indication of our performance or to cash flows as a measure of our liquidity.

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Cash net operating income, or Cash NOI, is a non-GAAP financial measure that is intended to reflect the performance of our net-leased properties. We define Cash NOI as net operating income (which is separately defined herein) excluding amortization of above/below market lease intangibles and straight-line adjustments that are included in GAAP lease revenues. We believe that Cash NOI is a helpful measure that both investors and management can use to evaluate the current financial performance of our leased properties and it allows for comparison of our operating performance between periods and to other REITs. Cash NOI should not be considered as an alternative to net income, as an indication of our financial performance, or to cash flows as a measure of liquidity or our ability to fund all needs. The method by which we calculate and present Cash NOI may not be directly comparable to the way other REITs present Cash NOI.

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